

ALLIED GOLD MINING PLC

activities report

for March Quarter 2012

- **34,107 OUNCES PRODUCED IN THE MARCH QUARTER, UP 9.4% FROM THE DECEMBER QUARTER**
- **GROSS CASH COSTS REDUCED 11% TO $1099/OZ**
- **2012 PRODUCTION TARGET OF 180,000 OUNCES REAFFIRMED**
- **GROSS CASH COST TARGET OF $850/OZ RUN RATE BY YEAR END REAFFIRMED**



Allied Gold Mining Plc provides the following summary and overview of its activities for the quarter ended 31 March 2012.

Simberi, Papua New Guinea

- Production for the 3 months increased 21.5% to 15,051oz
- Gross cash costs reduced 4% to US$1067/oz
- 2012 target of 75,000oz maintained

Gold Ridge, Solomon Islands

- Production for the 3 months increased 1.4% to 19,056 oz
- Gross cash costs reduced 14.8% to US$1124/oz
- 2012 target of 105,000oz maintained

Financial Highlights

- Average realized gold price of US$1691/oz, steady on December quarter
- Cash at bank of US$28.2 million plus gold in hand of $9.6 million at March 31
- On 5 January 2012, US$80 million gold loan used to repay US$55m in borrowings

Operational Highlights

- Completion of major haul road into new pits at Gold Ridge, ensuring multiple sources of ore from Q2 onwards
- Major planned maintenance to ore conveyor system completed successfully at Simberi
- Management changes consolidated. New team in place at Gold Ridge driving improved performance
- Production expansion at Simberi on track for completion in December quarter, 2012
- Heavy Fuel Oil power conversion on track for installation in June/July




Allied Gold Production Growth
(kozs)
70
70
108
61
47
180
105
75
206
110
96
2010
2011
2012
2013



Frank Terranova, Managing Director and Chief Executive Officer, said the company continued to make excellent progress.

"An improvement in operational performance was achieved in the first quarter, resulting in a solid increase in production, and a healthy decline in cash costs. Production in the quarter was the second highest on record and the Company remains on track to achieve full year output of 180,000 ounces. That compares with 108,000 ounces in 2011, and confirms that Allied Gold is moving firmly in the right direction, with strong production growth leading to a reducing cost profile. The remainder of 2012 will be an exciting period for Allied as we put in place the various expansion programs and cost reduction initiatives that will boost margins, and lift profitability. With over 3.0M oz of reserves and 8.0Moz of resources, Allied Gold continues to provide the market with an attractive opportunity to invest in a rapidly growing mid-tier gold producer with declining costs and expanding margins," Mr Terranova said.

For further information please contact:

Allied Gold Mining Plc (Investor and Media) – Joe Dowling, GM Investor Relations and Communications +61 403 369 232

RBC Capital Markets (Corporate Broker) - Stephen Foss / Matthew Coakes / Daniel Conti +44 207 653 4000

Buchanan (Financial PR Advisor) - Bobby Morse / James Strong / Cornelia Browne +44 207 466 5000

About Allied Gold Mining PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company listed on the London Stock Exchange, Toronto Stock Exchange and the Australian Securities Exchange (code: ALD). The company has two gold mines in production - the Simberi gold project, located on Simberi Island in the New Ireland Province of PNG, and the Gold Ridge gold project, located on Guadalcanal in the Solomon Islands. Allied Gold is lifting production to approximately 180,000 ounces in 2012, rising to more than 200,000 ounces in 2013.

Conference call – 9am London, UK Time

Allied Gold will host a conference call on Tuesday, 1 May 2012, to update investors and analysts on its quarterly results. Participants may join the call by dialling one of the following numbers, approximately 10 minutes before the start of the call.

From UK:	(toll free) 0800 368 1895	**From Canada:**	(toll free) 1866 561 8617
From Australia:	(toll free) 1800 190 490	**From rest of world:**	+ 44 20 3140 0693
From US:	(toll free) 1866 928 6049		

Participant passcode: 808428#



Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Competent Person

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this release in the form and context in which it appears.

Reporting Periods and Reporting Currency

As part of the Company's admission in July 2011 to the LSE's Main Market, Allied Gold's annual balance date is 31 December, hence the December quarter is its fourth quarter results. The functional currency of the Company is United States dollars ("US$") and results in this report are presented in United States dollars ("US$") unless stated otherwise.

The Company has classified itself as a designated foreign issuer for Canadian reporting purposes .

Group Operations Summary

Review of Group operations

		Mar Q 2011	Jun Q 2011	Sep Q 2011	Dec Q 2011	Mar Q 2012	% change
Gold Production	Ounces	12,728	28,344	36,085	31,181	**34,107**	9.4
Gold Sales	Ounces	16,034	21,281	31,034	25,927	**39,914**	53.9
Gross Cash Costs	US$/oz	969	822	1,104	1,235	**1,099**	-11.0
Total Cash Costs	US$/oz	1,353	1,130	1,451	1,634	**1,461**	-10.6
Average Realised Gold Price	US$/oz	1,381	1,518	1,751	1,695	**1,691**	-0.2

Unaudited in US$000's	Mar Q 2011	Jun Q 2011	Sep Q 2011	Dec Q 2011	Mar Q 2012	% change
Capital expenditure	(24,674)	(35,470)	(36,066)	(27,508)	**(25,876)**	-5.9
Cash and cash equivalents	17,513	83,076	48,548	21,531	**28,244**	31.2
Gold on hand at period end	1,766	2,835	11,169	17,734	**9,624**	-47.5

- Cash costs, capital expenditure and gold on hand at end of period are not EU-IFRS terms. Please refer definition of Non EU-IFRS financial measures at the end of this report for details on the computation of these measures.
- Figures for March and June quarters of 2011 relate only to Simberi as the Gold Ridge operations were in the development phase during those quarters and all revenues and costs were capitalized.


Near record quarterly production
(kozs)
12.7
28.3
36.1
31.2
34.1
GOLD RIDGE
SIMBERI
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12


Costs decline, margins expand
US$/Oz
1381
1518
1751
1695
1691
412
647
REALISED GOLD PRICE
CASH MARGIN
GROSS CASH COSTS (C1)
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12

Gold production for the quarter ended 31 March 2012, at 34,107 ozs, was up 9.4% on the prior December quarter and was the second highest on record for the Company. The increase in production reflected significant improvements in operational performance at both sites, and confirmed the benefits of fundamental improvements implemented which have created solid platforms for consistent production increases and reducing costs over the remainder of the year. The Company's full year production guidance of 180,000 ounces remains on track.

A number of milestones were achieved in the quarter:

1. At Gold Ridge mine in the Solomon Islands, the major haul road which enables access to important new sources of ore over the next few years was completed ahead of schedule.
2. The new management team was embedded at Gold Ridge, providing improved technical skills and driving a culture of performance.
3. At Simberi, major scheduled maintenance of the key ore transport conveyor system was completed successfully, ensuring consistent ore delivery to the mill in the future.
4. Good progress was achieved in the expansion of the process plant at Simberi and the installation of Heavy Fuel Oil power generation.



The Company achieved higher quarterly production in spite of unfavourable weather conditions and a series of minor mechanical failures at both sites late in the quarter, which restrained output in March.

Gross cash costs for the quarter were reduced 11% to $1099/oz as a result of various operating efficiencies implemented, and because of the impact of the higher output, which allowed for the largely fixed costs at both Simberi and Gold Ridge being spread over increased ounces of production.

Aggregate gross cash costs reduced approximately 3% to $37.5 million, with savings achieved in salaries, camp costs, warehouse costs, consumables and maintenance, offset by increases in fuel, grinding media and other costs. Costs also benefited from the valuation of low grade stockpiles at Gold Ridge, following their inclusion in the production schedule, leading to some costs being transferred to inventory.

Gold sales in the quarter totaled 39,914 ounces, which was up sharply on the prior quarter due to the impact of higher production in the March quarter and a decrease of approximately 4039 ounces in gold in transit or at refinery during the quarter. The average realized gold price, at $1691/oz, was down slightly on the December quarter, but cash margins increased to $592/oz, from $460/oz previously, driven by the reduction in cash costs.

The Company made good progress in various expansion projects at Simberi and Gold Ridge, resulting in capital expenditure for the quarter of $25.9 million. This was funded primarily through a drawdown of $32 million in debt provided through the gold loan facility established in December last year. The Company held cash of $28.2 million at the end of March, plus gold in hand of $9.6 million. Supplemented with anticipated cashflows and funding sources, this is expected to provide sufficient cash resources to meet capital expenditure requirements.

Mine Site Summary

Simberi (Papua New Guinea)

Production Metrics Quarterly Performance

		Mar Q 2011	Jun Q 2011	Sep Q 2011	Dec Q 2011	Mar Q 2012	% change
Ore	t	423,513	605,366	569,049	513,805	**518,966**	*1*
Waste	t	568,001	402,130	318,172	596,313	**483,623**	*-18.9*
Total Mined	t	991,514	1,007,497	887,221	1,110,118	**1,002,589**	*-9.7*
Milled	t	368,791	563,331	528,702	420,883	**509,209**	*21.0*
Grade	g/t	1.03	1.14	1.07	1.06	**1.06**	*0*
Recovery	%	89.4	87.5	87.2	86.7	**86.4**	*-0.3*
Gold Produced	oz	10,867	18,131	15,899	12,387	**15,051**	*21.5*
Gold Sold	oz	16,034	15,005	15,337	8,841	**18,132**	*105.1*

Cost Metrics Quarterly Performance (all amounts in US$/ounce)

	Mar Q 2011	Jun Q 2011	Sep Q 2011	Dec Q 2011	Mar Q 2012	% change
Mining	283	214	283	396	286	*-28*
Milling	504	379	468	523	481	*-8*
Administration	359	253	333	420	287	*-32*
Inventory	(176)	(24)	(20)	(231)	13	*n/a*
Gross Cash Cost	**969**	**822**	**1,065**	**1,108**	**1,067**	*-4*
Royalties	45	28	37	28	43	*54*
Refining & Transport	6	10	4	10	8	*-20*
Net Cash Cost	**1,020**	**860**	**1,106**	**1,146**	**1,119**	*-2*
Depreciation & amortisation	332	270	319	377	327	*-13*
Total Cash Cost	**1,353**	**1,130**	**1,425**	**1,523**	**1,446**	*-5*

Simberi Lifts Production 21%

Tonnes Mined (000)


991
1007
887
1110
1003
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12

Grade (g/t)


1.03
1.14
1.07
1.06
1.06
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12

Tonnes Milled (000)


369
563
529
421
509
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12

Gold Production (kozs)


10.9
18.1
15.9
12.4
15.1
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12





SIMBERI (Papua New Guinea) – March 2012 quarterly commentary

Simberi March quarter performance - Simberi produced 15,051 ounces for the March quarter which was 21.5% higher than the previous quarter and close to the anticipated production result. The increase was primarily due to sharply increased mill throughputs compared with the three months to December, which had been impacted by a ball mill failure that caused the loss of 25 production days.

Mining performance in the quarter was satisfactory, with just over 1 million tonnes mined, including 519,000 tonnes of ore, sourced mainly from the Samat and Sorowar pits.

The main conveyor system (Rope Conveyor), providing ore to the Pigiput mill from the Sorowar feeder, underwent scheduled maintenance in the quarter, taking 20 days. During this period, ore was sourced from the Samat pit, which is lower grade, and was transported by truck over the 6km distance to the mill, which led to reduced material movements in the quarter. Mine performance also was impacted late in the period by torrential rainfall associated with the weather system that caused flooding in Fiji. The combination of these factors meant that some mill feed was drawn from low grade stockpiles towards the end of the quarter, leaving overall mill head grade steady at 1.06 g/t.

Mill throughputs, while recovering strongly from the prior period, were affected by the processing of harder ore from the Samat pit. High rainfall also required throughputs to be slowed to deal with wet ore feed at the end of the quarter.

Gross cash costs for the three months to March fell 4% to US$1067/oz, with significant reductions seen in base mining, milling and administration costs, offset by the impact of the higher cost of ounces produced in the December quarter that were sold in the March quarter.

The trend towards lower costs is expected to continue into the June quarter and over the remainder of the year. Together with increased production rates and reductions in energy costs flowing from the transition to heavy fuel oil in the second half, cash costs are expected to fall towards a run rate of $850/oz by the end of the year.

Projects - Simberi Oxide Expansion

Construction for the expansion of the Simberi oxide processing circuit from 2.0 Mtpa to 3.5 Mtpa advanced during the quarter, with new leach tanks nearing completion and installation of the SAG mill progressing on schedule. The final major piece of equipment, the Apron feeder, is scheduled for delivery to site in June. The expansion continues to be forecast for commissioning in the September quarter, with permitting being progressed with government authorities.

As at 31 March, total capex of $26.1 million had been incurred on the expansion project, which remains on track for a total budget of $42 million.

Power Generation Conversion

The conversion of the power plant at Simberi from high cost diesel to lower cost heavy fuel oil is scheduled for completion in late June or early July. Foundations are in place and the HFO storage tanks are under construction, with the 7 generator sets being shipped to PNG for arrival in May. The first four generator sets will be installed in June, and the final three in September after the existing diesel generators are decommissioned. The completed power facility will supply 10.5 MW of power to the expanded process plant, at a unit cost approximately $30-50 per ounce less than conventional diesel fired power supply. Installing HFO at Simberi is estimated to cost approximately US$20 million, and at the end of March approximately $13 million had been committed.





Projects - Simberi Sulphide Study

The Bankable Feasibility Study considering a further expansion of the process plant to enable processing of sulphide ore at Simberi remains due for completion by year end.

The Company already has in excess of one million ounces of sulphides in reserves at Simberi. One of the key objectives of the BFS is to ensure the technical parameters of the probable roaster technology are fully understood and that the associated capital costs are confirmed. It is anticipated that the BFS will conclude with a scope for a 2.5 Mtpa roaster producing 130,000-150,000ozpa over a 7–10 year period. The possible sulphide development would occur mid-decade once sufficient volumes of the oxide cap at Simberi have been processed.



Outlook for Simberi

Simberi remains on track to achieve full year production of approximately 75,000 ounces. With the successful completion of maintenance on the Rope Conveyor, there are no major maintenance tasks scheduled for the current quarter.



Gold Ridge (Solomon Islands)

Production Metrics Quarterly Performance

		Mar Q 2011	Jun Q 2011	Sep Q 2011	Dec Q 2011	Mar Q 2012	% change
Ore	t	166,737	293,584	566,829	453,125	**493,309**	8.9
Waste	t	586,784	1,069,133	801,430	838,554	**911,422**	8.7
Total Mined	t	753,521	1,362,717	1,368,259	1,291,679	**1,404,731**	8.8
Milled	t	54,982	416,694	459,990	446,204	**538,609**	20.7
Grade	g/t	1.32	1.19	1.98	1.81	**1.54**	-14.9
Recovery	%	69.8	63.9	69.7	72.0	**71.6**	-0.6
Gold Produced	oz	1,861	10,213	20,186	18,794	**19,056**	1.4
Gold Sold	oz	-	6,276	15,698	17,086	**21,782**	27.5

Cost Metrics Quarterly Performance (all amounts in US$/ounce)

	Jun Q 2011	Sep Q 2011	Dec Q 2011	Mar Q 2012	% change
Mining	-	244	328	308	-6.1
Milling	-	541	644	563	-12.6
Administration	-	269	424	352	-17
Inventory	-	81	(77)	(99)	n/a
Gross Cash Cost	-	**1,135**	**1,319**	**1,124**	-14.8
Royalties	-	22	25	33	32.0
Refining & Transport	-	25	29	6	-79.3
Net Cash Cost	-	**1,182**	**1,373**	**1,163**	-15.3
Depreciation & amortisation	-	290	334	309	-7.5
Total Cash Cost	-	**1,472**	**1,707**	**1,472**	-13.8

Gold Ridge breaks records

Tonnes Mined (000)


754
1363
1368
1291
1404
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12

Tonnes Milled (000)


55
417
460
446
539
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12

Recovery (%)


69.5
63.9
69.7
72.0
71.6
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12

Gold Produced (kozs)


1.9
10.2
20.2
15.8
19.1
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12


Approx. 20m road width



GOLD RIDGE (Solomon Islands) - March 2012 quarterly commentary

Gold Ridge March quarter performance – Strong progress was achieved at Gold Ridge in the quarter, with the new management team installed at the mine site driving a culture of performance and applying improved technical skills. A highlight of the quarter was the development of a major haul road securing future ore supplies from the Kupers and Dawsons deposits at the southern end of the mine site. Completion of the haul road will provide access to softer oxide ores from the new pits for blending with harder ores from the established pits at Valahaichichi and Namachamata, lifting recovery rates through the mill and boosting output.

While the focus of development work at the site was on the haul road, mining continued steadily in the Namachamata pit. Production for the March quarter was 19,056 ounces, up from 18,794 ounces in the prior quarter.

Mining tonnages increased 8.6% during the quarter to a record 1.4 million tonnes, despite high rainfall which causes mine production to pause to prevent damage to road surfaces. The quarter saw significant increases in ore mined, primarily from Namachamata, as well as development work related to the haul road and the new pits.

Mill throughput rose by 21% as the new management team implemented a series of optimisations and refinements to the process plant, and despite harder ores being supplied from Namachamata. Mill head grade reduced as ore was fed from lower grade stockpiles while the new pits were being developed, and the combination of harder ores and lower grade feed left recovery rates at 72%. Recoveries are expected to increase into the mid-80s as softer ores are fed to the mill from the new pits.

Gross cash costs reduced by 14.8% to $1124/oz in the March quarter, with reductions evident in mining, milling and administration. Mining costs benefited from the establishment of a second waste dump, with shorter haul distances, and improved haul road conditions. Milling costs fell due to reductions in reagent consumption and lower power costs. Utilisation of the Knelson gravity system, which had been operating at half its design capacity, has been lifted through improvements to its feed system, resulting in increased gravity gold recovery and reduced operating costs. Scheduled maintenance of the oxygen plants has lifted oxygen dissolution in the leach tanks with an additional reduction in chemicals.

Overall labour costs fell in the quarter, with staff numbers being lowered and expatriate numbers reduced. An on-going review of staffing levels is expected to lead to further efficiencies and reductions in staff numbers. The inclusion of low grade stockpiles in the production plan enabled the stockpiles to be valued, resulting in a $99/oz favourable inventory adjustment in reported cash costs. Aggregate gross cash costs fell to $21.4 million in the quarter, from $24.8 million previously.

Outlook for Gold Ridge

The successful development of the haul road into the new pits at Gold Ridge has enabled work to commence on the stripping of the Kupers pit. Softer oxide ore from Kupers will be blended with harder Namachamata ore in the current quarter, providing more consistent feed to the mill and higher rates of gold recovery. This should see further progressive improvements in production over the remainder of the year, with full year output expected to be approximately 105,000oz. Achievement of these production rates will in turn lead to progressive reductions in unit costs, which are anticipated to be approaching a run rate of $850/oz by the end of the year.





Exploration



Simberi, PNG

While exploration work at Simberi in 2011 was focused on proving up sulphide resources to support the potential installation of sulphide processing capacity, efforts in 2012 have shifted to identification of new oxide and sulphide deposits within the Mining Lease. New targets have been generated through reprocessing of earlier IP data and testing of these targets has started through soil sampling and diamond core drilling. Five holes were drilled in the quarter at depths ranging from 150 metres to 400 metres, providing greater understanding of the geological structures and the extremities of the ore bodies. Additional targets are to be tested in the current quarter.

A renewal application for Exploration Lease 609, which covers all of the Tabar Islands outside of the Simberi Mining Lease, has been submitted, with a decision expected in due course.

Gold Ridge, Solomon Islands

Exploration core drilling continued through the March Quarter, targeting extensions of the existing known ore bodies. Four holes were completed in the quarter, with a fifth in progress at the end of March.

Avu Avu, Solomon Islands

Negotiations with local landowners in the 122 sq. km Avu Avu Prospecting Licence area on the central southern coast of Guadalcanal are continuing and expected to lead to a Surface Access Agreement and granting of full exploration rights.

The Avu Avu Prospecting Licence application is based on a review of historical exploration records that report anomalous copper values in surface samples. Once access is granted, Allied plans to undertake grass roots surface exploration to confirm and subsequently delimit areas of copper anomalism. Applications have also been submitted for territory totalling some 560 square kms in highly prospective areas of the Solomon Islands.

Resource and Reserve Update

Extensive drilling has been undertaken at Simberi in recent years with a view to identifying additional sulphide resources to underpin the expansion of the process plant to enable processing of sulphide ores. The results of that drilling are in the process of being analysed, and are expected to lead to an update of the Simberi resource and reserve numbers in the June quarter.

Corporate update

Financing

Included in gold sold for the March quarter were 2,700 ounces of gold provided as repayments under the Company's Gold Prepayment Facility, which were included in revenue at the spot gold price.

Ounces to be provided as gold loan repayments over the remaining term of the Gold Prepayment facility range between a minimum of 56,304 oz and a maximum 76,176 oz depending on the gold price.


Total ounces remaining to be delivered under gold loan
Thousands of gold ounces
75
70
65
60
55
50
45
40
1,300
1,350
1,400
1,450
1,500
1,550
1,600
1,650
1,700
Gold price per ounce in USD

Annual General Meeting

The Company's Annual General Meeting will be held in Perth on 20 June 2012 with a simultaneous video link to London. Non-Executive Directors will be present at both locations providing them the opportunity to meet with shareholders.

Non-IFRS measures
The Company has identified certain measures in this report that are not measures defined under EU-IFRS. Non EU-IFRS financial measures disclosed by management are provided as additional information to investors in order to provide them with an alternative method for assessing the Company's financial condition and operating results. These measures are not in accordance with, or a substitute for, IFRS, and may be different from or inconsistent with non-IFRS financial measures used by other companies. These measures are explained further below.

Cash costs per ounce produced is a non-IFRS financial measure. Cash costs include all costs absorbed into inventory, as well as royalties, co-product credits, and production taxes, and exclude capitalised production stripping costs, inventory purchase accounting adjustments, unrealised gains/losses from non-hedge currency and commodity contracts, depreciation and amortisation and social development costs. Cash cost is calculated net of by-product revenue. The change in the cash cost measurement to include by-product revenue follows the decision by management to present the sale of silver as by-product revenue and part of total revenue. Cash costs per ounce produced are calculated by dividing the aggregate of these costs by gold ounces produced.

EBITDA is a non-IFRS financial measure. The Company calculates EBITDA as net profit or loss for the period excluding:

– Income tax expense;
– Finance expense;
– Finance income; and
– Depreciation and amortisation.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently.

Depreciation and amortisation per ounce produced is a non-IFRS financial measure. Amortisation and other costs include amortisation and depreciation expenses and the inventory purchase accounting adjustments at the Company's producing mines. Amortisation and other costs per ounce produced are calculated by dividing the aggregate of these costs by ounces of gold produced.

